For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com
Email: julies@powerdsine.com

POWERDSINE AND NETWORK-1 SETTLE PATENT LITIGATION

Hod Hasharon, Israel - November 17, 2005 - PowerDsine Ltd. (NASDAQ: PDSN), a pioneer in Power over Ethernet (PoE) solutions, announced today that it has reached a settlement in the litigation that it had commenced against Network-1 Security Solutions, Inc.

PowerDsine, in its suit, originally filed on March 31, 2004 in the United States District Court for the Southern District of New York, sought a declaration that the Remote Power Patent (US Patent No. 6,218,930) owned by Network-1 (the "Patent") is invalid and has not been infringed by PowerDsine or its customers.

Under the terms of the settlement, PowerDsine has agreed to dismiss with prejudice its suit against Network-1 in exchange for certain relief from liability for PowerDsine and its customers.

Under the terms of the settlement, Network-1 has covenanted not to sue PowerDsine on account of the Patent with respect to any of PowerDsine's integrated circuit products. In addition, Network-1 has covenanted not to seek damages from customers of PowerDsine that incorporate PowerDsine integrated circuit products into products manufactured on or before April 30, 2006. Network-1 has also agreed not to seek damages from PowerDsine or its customers for the sale of its Midspan products through the period ending 90 days after the dismissal date and has further agreed not to sue PowerDsine or its customers for the sale of its Midspan products until three years from the date of the settlement. No licenses to use the technologies covered by the Remote Power Patent were granted to PowerDsine or its customers under the terms of the settlement. PowerDsine, on its part, has agreed that it will not initiate or assist in litigation relating to the Remote Power Patent.

Igal Rotem, CEO of PowerDsine said, “We are pleased that we were able to reach an amicable settlement with Network-1 and at the same time obtain some relief for our customers. This settlement does not express any view on the validity or invalidity of the Remote Power Patent.”

Mr. Rotem added that "PowerDsine only supplies a single component that is part of an entire system claimed by Network-1. Under these circumstances, PowerDsine is not in the best position to pursue this litigation on behalf of the entire PoE industry. However, we were able to obtain some relief for our customers and we, therefore, believe that the resolution that we reached is in the best interests of PowerDsine, as well as our customers.”

About PowerDsine

PowerDsine Ltd. (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. PowerDsine is a founding member of the IEEE 802.3af Task Force. For more information, please visit http://www.powerdsine.com

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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